Earnings Release Nov 2025 3Q 20 25 “Building the future through profitable growth”

3Q25 Highlights

1.2mm new active clients[1]

45.2% efficiency ratio

+30% YoY loan portfolio[2] growth

R$**1.6**tn TPV run rate

R$**336**mm net income

14.2% ROE



Total Clients
Net Income
26.3
27.8
29.4
30.4
31.7
33.3
34.9
36.1
37.7
39.3
41.3
11
49
91
151
183
206
243
275
287
315
336
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

Note: Definitions are in the Appendix section of this Earnings Presentation. **Note 1:** Customer with revenue or product usage in the last three months. **Note 2:** Loans and advancements to costumers, gross of provision expenses.

1

From Global CEO João Vitor Menin CEO Letter 2 Our third-quarter 2025 results highlight Inter's exceptional execution and the transformative potential of our financial platform. As we celebrate the 10-year anniversary of the first digital banking account in Brazil, we are proud to have built an ecosystem that consistently delivers value to our customers, drives outstanding growth, and reflects our disciplined approach to sustainable profitability. Our credit portfolio expanded by an impressive 30% YoY, three times the growth rate of the Brazilian market. This success was fueled by enhanced digital experiences and strategic product innovation. Notably, our payroll loan portfolio achieved 38% growth in the quarter, with our new private payroll offering emerging as a standout success. In just six months since its launch, this product generated R$1.3 billion in originations and enabled us to acquire nearly 300,000 new credit clients. This remarkable performance underscores our ability to rapidly capture market share in high-value segments by leveraging our superior digital execution. We achieved a record of 1.2 million new active clients this quarter, bringing our total active client base to 24 million. This continuous growth reflects the strength of our platform's innovation and its compelling value proposition. Moreover, the integration of AI-powered personalization tools continues to enhance engagement rates while unlocking new cross-selling opportunities. By creating deeper client relationships, we are effectively increasing lifetime value across our ecosystem. Our robust underwriting standards and advanced collection capabilities enabled us to deliver impressive credit growth while maintaining stable NPL ratios, even amid challenging market conditions. This disciplined, data-driven approach validates our resilience and positions us for sustained outperformance through credit cycles building long-term relationship with our clients. Net income reached R$336 million, reflecting 39% growth YoY. This result demonstrates our ability to successfully balance investments in growth initiatives with operational efficiency, scaling profitably while capturing market opportunities. João Vitor Menin Inter&Co Global CEO As we approach 2026, we remain highly confident in our strategic positioning. With our 60/30/30 we have a clear pathway toward achieving 60 million clients, 30% efficiency ratio, and 30% ROE. These long-term targets underscore the scalability of our platform and the quality of our execution. Finally, I extend my deepest gratitude to our exceptional team, whose innovation and commitment continue to drive our success. Their dedication to excellence allows us to consistently deliver superior value to our stakeholders while pioneering the future of financial services.

inter&co

Strategic Update

Growth & Innovation

- Added 1.2 million net new active clients in the quarter
- Fastest-growing financial institution in Brazil in customer acquisition[1]

Activation & Engagement

- Activation rate of 57.9%, with 20,000 logins per day
- Run-rate TPV of R$1.6 trillion, with Pix market share of over 8%

Loan Portfolio & Funding Franchise

- Loan portfolio growth of 30% YoY, 3x the Brazilian market
- Funding reached R$68 billion, up 35% YoY

NIM & Fees

- Net revenue increased by 29% YoY, driven by robust credit growth
- NIM continued to show improvement, expanding by 60bps YoY

Net Income & ROE

- Record R$336 million net income
- ROE continues to expand quarter over quarter, reaching 14.2%

Note 1: Source: Banco Central do Brazil. Considering financial institutions with more than 20 mm CCS and SCR clients by December/2024.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 3

inter&co

Quarter Highlights

	3Q25	2Q25	3Q24	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**41.3**	39.3	34.9	+5.0%	+18.3%
Active Clients mm	**23.9**	22.7	19.5	+5.4%	+22.5%
Gross ARPAC R$	**56.8**	53.7	47.2	+5.9%	+20.5%
CTS R$	**13.1**	13.1	13.8	-0.7%	-5.6%
Income Statement					
Total Gross Revenue R$ mm	**3,977**	3,567	2,684	+11.5%	+48.2%
Net Revenue R$ mm	**2,162**	2,003	1,676	+7.9%	+29.0%
Earnings Before Tax R$ mm	**418**	384	294	+9.0%	+42.2%
Net Income Incl. Minority Int. R$ mm	**356**	332	260	+7.2%	+36.9%
Net Income R$ mm	**336**	315	243	+6.7%	+38.6%
Balance Sheet & Capital					
Funding R$ bn	**67.9**	62.2	50.3	+9.2%	+35.2%
Shareholders' Equity R$ bn	**9.8**	9.4	8.9	+4.5%	+10.6%
Basel Ratio %	**14.6%**	15.7%	17.%	-1.1p.p.	-2.4 p.p.
Volume KPIs					
Cards + PIX TPV R$ bn	**412**	374	320	+10.3%	+28.9%
GMV R$ mm	**1,402**	1,237	1,381	+13.4%	+1.5%
AuC R$ bn	**170**	154	122	+10.0%	+38.8%
Asset Quality					
NPL > 90 days - excl. c.c. rec.%	**4.5%**	4.6%	5.1%	-0.1p.p.	-0.6 p.p.
NPL 15-90 days - excl. c.c. rec.%	**4.1%**	4.1%	4.1%	-0.0 p.p.	-0.0 p.p.
Coverage Ratio %	**146%**	143%	130%	+2.9 p.p.	+16.8 p.p.
Performance KPIs					
NIM 2.0 - IEP Only %	**9.3%**	9.1%	8.7%	+0.2p.p.	+0.6 p.p.
Risk Adjusted NIM 2.0 - IEP Only %	**5.6%**	5.6%	5.2%	+0.1p.p.	+0.5p.p.
Cost of Funding % of CDI	**68.2%**	64.8%	65.4%	+3.4 p.p.	+2.8 p.p.
Fee Income Ratio %	**25.0%**	26.6%	30.5%	-1.7p.p.	-5.6 p.p.
Efficiency Ratio %	**46.3%**	47.8%	50.7%	-1.5p.p.	-4.4 p.p.
ROE Incl. Minority Int. %	**14.8%**	14.4%	11.9%	+0.4 p.p.	+2.9 p.p.
ROE %	**14.2%**	13.9%	11.3%	+0.3p.p.	+2.9 p.p.

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
4

Note: Defini+ons are in the Appendix sec+on of this Earnings Release. Note 1: Source: Banco Central do Brazil. Considering financial ins+tu+ons with more than 20 mm CCS and SCR clients by December/2024. Unit Economics 41+ MM Total Clients by September/25 Client Growth & Engagement 52.7% 54.0% 54.9% 55.3% 55.9% 56.9% 57.2% 57.7% 57.9% 15.5 16.4 17.4 18.4 19.5 20.6 21.6 22.7 23.9 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 41.3 1 .0 6 .0 1 1.0 1 6.0 2 1.0 2 6.0 3 1.0 3 6.0 4 1.0 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 Active Clients YoYQoQ +5% +18% +5% +22% +19 bps +199 bps Total Clients In millions Business Accounts In thousands Business Clients +19%YoY Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 57.9 % Activation rate 1,796 1,854 1,927 2,058 2,111 2,172 2,320 2,439 2,518 1 ,0 0 1 ,2 0 1 ,4 0 1 ,6 0 1 ,8 0 2 ,0 0 0 2 ,2 0 2 ,4 0 2 ,6 0 0 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 5 In 3Q25, we welcomed a record number of 1.2 million new active clients, bringing the total to 4.4 million new active clients over the past 12 months, a new record. Inter was the financial institution with the highest growth rate in number of customers in 2025, a 14% YoY increase1. During this quarter, our activation rate improved to 57.9%, accumulating a YoY increase of approximately 2.0 percentage points. This growth highlights our improved onboarding process and more efficient client early activation journey, which result in a faster CAC payback. Business accounts grew 19% YoY, now representing 6% of our total client base. With an activation rate at 80%, this segment offers substantial opportunities for cross-selling, particularly in secured working capital credit and Inter Pag acquiring services.

Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update Unit Economics Client Journey Note 1: As September/2025. Note 2: The login volume used in this calcula+on was based on the average of total logins per day of September/25 and September/24. Note 3: September/25. Note 4: Source, Banco Central do Brazil. Considering financial ins+tu+ons with more than 20 mm CCS and SCR clients by December/2024. 6 Technology remains the cornerstone of our financial super app, seamlessly powering millions of daily transactions. In 3Q25, we achieved an average of 20.1 million daily logins, a significant increase from 14.1 million in September 2024, reinforcing Inter’s position as our clients’ primary digital banking solution. This elevated engagement is also reflected in transaction volumes, where we recorded 28 million financial transactions per day, up from 22 million in September 2024. These figures underscore the trust and reliance our clients place in Inter for their everyday financial needs. Our commitment to delivering exceptional customer experiences is reinforced by our industry-leading Net Promoter Score (NPS) of 85, a testament to the strong satisfaction and loyalty of our clients. These results showcase Inter’s evolution from a digital banking platform into a fully integrated financial ecosystem. By driving daily engagement and maintaining high customer satisfaction, we are well-positioned to continue advancing our growth and leadership in digital financial services. 14.1% 13.5% 10.1% 9.0% 8.5% 3.9% 3.6% 3.4% 3.2% 2.8% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% Inter Player 2 Player 3 Player 4 Player 5 Player 6 Player 7 Player 8 Player 9 Player 1 0 20.1mm logins per day2 vs. 14.1 mm in September/24 28mm financial transactions per day3 vs. 22mm in September/24 Total Clients Growth – YTD4 In %, Brazil only 8 5 N P S 1

Unit Economics Client Monetization Net ARPAC By Cohort In R$, monthly ARPAC and CTS Evolution In R$, monthly Note: Defini+ons are in the Appendix sec+on of this Earnings Release. Gross ARPAC By Cohort In R$, monthly Quarters of Rela.onship Quarters of Rela.onship Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 7 Enhanced activation and engagement levels are driving revenue growth across both newer and more established client cohorts, as highlighted by our cohort analysis. Mature cohorts achieved gross ARPAC of over R$134, underscoring the resilience and long-term value of our client relationships. 16.9 17.1 17.8 18.1 18.7 19.6 18.2 19.1 20.2 30.5 30.2 30.1 30.4 32.5 33.6 31.4 32.3 33.2 13.7 13.1 12.4 12.3 13.8 14.0 13.1 13.1 13.1 47.7 45.9 45.2 44.7 47.2 49.3 50.0 53.7 56.8 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 Margin per Active Client (Net of Interest Expenses) Net ARP AC Cost to Ser ve Gross ARPAC 0 10 20 30 40 50 60 70 80 90 100 110 120 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 R$55 Avg. Gross ARPAC R$134 Mature Gross ARPAC R$88 Mature Net ARPAC 0 10 20 30 40 50 60 70 80 90 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 Net ARPAC reached R$33.2 in 3Q25, mainly driven by growth in credit and interchange revenues, par]ally compensated by higher client growth rate. Since 1Q25, ARPAC has been impacted by the deferral of credit-linked fee revenues following the implementa]on of CMN Resolu]on No. 4966/2021. Ongoing ini]a]ves focused on op]mizing opera]ons and streamlining expenses have allowed us to sustain robust efficiency levels. In 3Q25, CTS remained stable at R$13.1, driving a net margin per ac]ve client improvement to R$20.2. 3Q25 1Q20 3Q25 1Q20

1.83 1.89 1.85 1.94 1.95 2.00 1.97 1.93 1.95 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0 2 .05 Loan Portfolio Loan Portfolio Payroll + Personal4 SMBs3 Credit Card Total R$ millions Note: Defini+ons are in the Appendix sec+on of this Earnings Release. Note 1: Data from Banco Central do Brasil. Note 2: Total gross loan porPolio divided by total ac+ve clients. Note 3: SMB includes Agribusiness loans. Note 4: Personal includes payroll deduc+ble loans, overdraS, credit card renego+a+ons, FGTS, Private Payroll, and other loans. Note 5: Home Equity includes both business and individuals’ porPolio. Note 6: Mortgage Loans in US market. Note 7: Excluding Home Equity and US Mortgage Loans. 3Q25 2Q25 3Q24 ∆QoQ ∆YoY Gross Loan Portfolio Real Estate 14,524 13,312 10,266 +9.1% +41.5% Home Equity 4,156 3,820 3,119 +8.8% +33.2% US Mortgage 1,463 1,363 651 +7.3% +124.8% Mortgage 8,905 8,129 6,496 +9.6% +37.1% Personal 11,071 9,956 8,004 +11.2% +38.3% SMBs 3,917 3,683 4,149 +6.3% -5.6% Credit Cards 13,967 12,996 10,770 +7.5% +29.7% Agribusiness 339 290 517 +17.0% -34.4% Total 43,818 40,237 33,706 +8.9% +30.0% Variation % Gross Loan Portfolio In R$ billions Loans per Ac.ve Client2 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 8 Our loan poraolio grew by an impressive 30% YoY, outpacing the broader Brazilian market by a factor of three during the same period¹. This growth reflects our ability to consistently capture market share across mul]ple product categories, with Home Equity and Payroll Loans delivering par]cularly strong performances. The highlight of the quarter was our new Private Payroll Loan poraolio, which closed 3Q25 at R$1.3 billion in origina]ons. This fully digital product is perfectly aligned with our business model, Inter-by-Design, leveraging a scalable, low-cost distribu]on framework supported by collateral. In addi]on to minimizing opera]onal costs, it offers significant growth poten]al due to its minimal overlap with our exis]ng poraolio of credit products, enabling us to expand into new high-value segments efficiently. 5.5; 19.5% 6.3; 20.4% 6.3; 19.6% 6.4; 17.9% 6.5; 17.1% 6.7; 16.3% 7.3; 17.1% 8.1; 18.5% 8.9; 19.1% 0.3; 1.0% 0.5; … 0.7; 1.7% 1.1; 2.6% 1.3; 3.1% 1.4; 3.1% 1.5; 3.1% 2.0; 7.2% 2.3; 7.3% 2.5; 7.7% 2.8; 7.8% 3.1; 8.2% 3.4; 8.4% 3.6; 8.4% 3.8; 8.7% 4.2; 8.9% 6.7; 23.6% 7.1; 23.0% 7.4; 23.1% 7.6; 21.2% 8.0; 21.0% 8.2; 20.0% 8.9; 20.9% 10.0; 22.7% 11.1; 23.7% 8.7; 30.6% 9.5; 30.5% 10.1; 31.5% 10.5; 29.5% 10.8; 28.3% 11.8; 28.7% 12.3; 28.8% 13.0; 29.6% 14.0; 29.9% 4.2; 14.9% 4.6; 14.8% 4.2; 13.0% 5.2; 14.6% 4.7; 12.3% 4.3; 10.5% 4.0; 9.5% 4.0; 9.1% 4.3; 9.1% 27.0 29.8 30.9 33.0 33.7 35.6 37.4 40.2 43.8 - 5 .0 1 0. 0 1 5. 0 2 0 .0 2 5. 0 3 0 .0 3 5. 0 4 0 .0 4 5. 0 5 0 .0 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 Mortgage7 Home Equity5 US Mortgage6

Loan Portfolio

inter&co

Portfolio Growth

Our leading credit products continued to deliver strong results, driving portfolio growth while gaining market share and increasing their prominence within our mix. Together, our credit products fueled a 30% YoY expansion of our total portfolio, significantly outpacing the Brazilian market growth rate of 10%.

In addition, mortgage and home equity loans also accelerated the underwriting, growing 10% and 9% respectively QoQ, in an environment where market rates were more competitive with lowered subsidies offered by state owned banks.

These results reinforce the effectiveness of our strategy to penetrate key credit segments through scalable, digital-first solutions and offer sustainable credit products tailored to our clients' needs.

3Q25 Gross Loan Portfolio Growth and Balance

In % YoY and in R$ billions



YoY Growth
Portfolio Size
Brazilian Market Growth
38%
R$ 11.1 Bn
Δ +3.1 bn
22%
37%
R$ 8.9 Bn
Δ +2.4 bn
12%
33%
R$ 3.8 Bn
Δ +1.0 bn
21%
30%
R$ 14.0 Bn
Δ +3.2 bn
16%
Total Portfolio Growth
30%
Market Growth
10%
5%
-9%
R$ 4.0 Bn
Δ -0.4 bn
Loan
RWA Weight
Payroll + Personal Loans[2,6]
50%-75%
Mortgage[3,6]
30%-40%
Home Equity[1,5]
30%-40%
Credit Card[6]
60%-75%
SMB[4,6]
80%-70%

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Home Equity includes both business and individuals' portfolio. **Note 2:** Includes payroll deductible loans, overdraft, credit card renegotiations, FGTS, and other loans. **Note 3:** Excluding Home Equity Loans. **Note 4:** Include Agribusiness loans. **Note 5:** Market data from ABECIP, Home Equity PF. **Note 6:** Market data from Banco Central do Brasil.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
9

Asset Quality NPLs 1.6% 1.5% 1.5% 1.7% 1.7% 1.2% 1.2% 1.5% 1.5% 1.6% 1.5% 1.5% 1.7% 1.9% 1.8% 1.7% 1.6% 1.6% 0 .0% 1. 0% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 3Q23 4Q23 1Q2 4 2Q24 3Q24 4Q24 1Q2 5 2Q25 3Q25 NPL Formation Stage 3 Formation NPLs > 90 days1 In % Note: Defini+ons are in the Appendix sec+on of this Earnings Release. Note 1: Considering Gross Loan PorPolio, which includes an+cipa+on of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card porPolio of the same cohort. Credit Cards NPL 90 days per cohort2 In % NPL and Stage 3 Formation In % Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 10 Asset quality metrics in 3Q25 remained stable, reflec]ng the resilience, high collateraliza]on, and diversifica]on of our loan poraolio. On a YoY basis, the NPL ra]o over 90 days declined from 5.1% to 4.5%, while the NPL ra]o for 15 to 90 days held steady at 4.1%. The improvement in asset quality is largely aiributed to ongoing advancements in our credit card risk management processes, including enhanced underwri]ng models and op]mized collec]on strategies. Regular dynamic reviews of credit card limits for all clients enable us to leverage data-driven insights, beier understand customer behavior, and align credit profiles with lower-risk parameters. 3 4 5 6 7 8 9 10 11 12 2Q25 4Q21 NPL 15 to 90 days1 In % 4.7% 4.6% 4.8% 4.7% 4.5% 4.2% 4.1% 4.2% 4.2% 4.9% 4.8% 5.0% 5.0% 5.1% 4.9% 4.6% 4.6% 4.5% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 3Q23 4Q23 1Q2 4 2Q24 3Q24 4Q24 1Q2 5 2Q25 3Q25 NPL > 90 days NPL > 90 days (ex cluding A nticipation of Cr edit Card Receivables) 4.3% 4.0% 4.4% 3.9% 3.6% 3.4% 3.8% 3.7% 3.8% 4.5% 4.2% 4.6% 4.3% 4.1% 4.0% 4.3% 4.1%4.1% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 3Q23 4Q23 1Q2 4 2Q24 3Q24 4Q24 1Q2 5 2Q25 3Q25 NPL 15 to 90 days NPL 15-90 days (excluding Antic ipation of Credit Card Receivables)

Asset Quality Renegotiations During 3Q25, we enhanced our disclosure prac]ces for loan renego]a]ons, aligning with market best prac]ces to ensure greater accuracy and transparency. As part of this improvement, we refined the defini]on of renego]ated contracts by excluding agreements that were not delinquent or those whose risk profiles remained unchanged. This adjustment ensures that the reported figures are more precise and reliable for renego]a]on analysis. We believe our renego]a]on rates reflect overall poraolio health, supported by our highly collateralized loans and robust experience in collateral recovery. In addi]on, our credit card poraolio con]nues to demonstrate stable and healthy performance quarter-over-quarter. Note: Defini+ons are in the Appendix sec+on of this Earnings Release. Note 1: Considering Gross Loan PorPolio (which includes an+cipa+on of C.C. receivables) and securi+es that generates provision expenses. Note 2: Considering “Provision for expected credit losses on loan commitments”. Strategic Updates Unit Economics Loan Por:olio Asset Quality Funding CapabiliCes Financial Performance Capital RaCo Business VerCcals Appendix 2Q24 Highlights 11 Renegotiated Portfolio In R$ millions and in % 926 1,004 1,033 - 2 0 4 0 6 0 8 0 1 ,0 0 1 ,20 0 1Q25 2Q25 3Q25 QoQ -0.1 p.p. % of Total Gross Loan Portfolio +2.9% Renegotiated The increase in cost of risk during the quarter reflects accelerated credit growth and the expansion of the new Private Payroll poraolio. It also factors in an]cipated marginally higher delinquency levels in the upcoming quarters, as indicated the challenging macroeconomic environment driven by higher interest rates. 5.5% 4.8% 4.9% 4.7% 4.9% 4.8% 4.6% 5.0% 5.4% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 3Q23 4Q23 1Q2 4 2Q24 3Q24 4Q24 1Q2 5 2Q25 3Q25 132% 134% 133% 130% 130% 136% 143% 143% 146% 0 .0% 2 0. 0% 4 0. 0% 6 0. 0% 8 0. 0% 10 0 .0% 12 0 .0% 14 0 .0% 16 0 .0% 18 0 .0% 2 0 .0% 3Q23 4Q23 1Q2 4 2Q24 3Q24 4Q24 1Q2 5 2Q25 3Q25 Cost of Risk1 In % Coverage Ratio2 In % Cost of Risk & Coverage Ratio 2.5% 2.5% 2.4%

12,3; 31% 14,4; 33% 13,8; 32% 15,1; 32% 15,9; 32% 17,6; 32% 16,5; 28% 17,1; 28% 18,4; 27% 15,1; 38% 16,3; 38% 16,9; 39% 18,8; 39% 21,2; 42% 23,0; 42% 25,1; 42% 27,3; 44% 30,9; 45% 7,5; 19% 8,1; 19% 8,2; 19% 8,5; 18% 9,0; 18% 9,9; 18% 10,7; 18% 11,4; 18% 12,2; 18% 4,7; 12% 4,7; 11% 4,8; 11% 5,3; 11% 4,1; 8% 4,5; 8% 6,8; 12% 6,4; 10% 6,4; 9% 39,6 43,5 43,8 47,8 50,3 55,1 59,1 62,2 67,9 3T23 4T23 1T 24 2T24 3T24 4T24 1T 25 2T25 3T25 Funding Deposits Note: Defini+ons are in the Appendix sec+on of this Earnings Release. Note 1: Deposits per ac+ve client considers total demand deposits plus +me deposits by the total number of ac+ve clients of the quarter. Note 2: Includes saving deposits, creditors by resources to release and liabili+es with financial ins+tu+ons (securi+es sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 3: Excluding Conta com Pontos balance. Note 4: Includes Conta com Pontos correspondent balance and demand deposits. Note 5: Based on the earnings reports of peers and other market players. Funding & Funding per Active Clients In R$ billions & in R$ thousand Cost of Funding In %, annualized 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 8.2% 7.2% 7.0% 6.8% 6.8% 7.1% 8.3% 9.4% 10.2% 61.7% 59.2% 61.9% 64.3% 65.4% 64.2% 63.8% 64.8% 68.2% 0. 0% 10. 0% 20 .0% 30 .0% 40 .0% 50 .0% 60 .0% 70 .0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update QoQ YoY +5% +8% Deposits per Active Client +9% +35% Total -0% +57% Other +8% +35% Securities Issued +13% +46% Time Deposits +7% +15% Transactional Deposits 12 Our plaaorm delivered another outstanding quarter of funding growth, achieving R$68 billion in total deposits, a 35% increase YoY. This growth was largely driven by ]me deposits at 46% YoY. My Piggy Bank remains a key contributor to this segment, with over R$6 billion already invested among almost 3 million clients. The evolu]on of our ac]ve client base has also been instrumental, with the average deposit balance per client exceeding R$2,060 this quarter. This further solidifies Inter’s posi]on as our clients’ go-to financial ins]tu]on for managing their daily transac]ons as well as investments. Our cost of funding remained highly compe]]ve at 68.2% of CDI in 3Q25, posi]oning us among the lowest in the Brazilian banking and fintech sectors⁵. The nominal cost of funding saw a modest increase, reflec]ng the higher number of business days during the quarter as well as the higher Selic rate. 1 2 3 4 QoQ YoY +3.4 p.p. +2.8 p.p. Cost of Funding as % of CDI +0.8 p.p. +3.3 p.p. Average CDI Rate +0.4 p.p. +4.5 p.p. Cost of Funding 1.77 1.87 1.77 1.85 1.90 1.98 1.93 1.96 2.06 1 .70 1 .80 1 .90 2 .0 2 .10 2 .20

Financial Performance

inter&co

Revenue

Our diversified revenue mix remains one of our key strengths, providing resilience in our results. In 3Q25, we achieved total gross revenues of R$4.0 billion and net revenues of R$2.2 billion, reflecting YoY growth of 48% and 29%, respectively.

The robust performance in net interest income was driven by the continued evolution of our credit mix, the strong growth of Private Payroll loans, and improved results within our Credit Card portfolio.

R$4.0 bn
Gross Revenue

R$2.2bn
Net Revenue


Revenue
In R$ millions
QoQ
YoY
3,977
+11% +48% Total Gross Revenue
3,567
3,162
2,963
2,684
2,143
2,197
2,291
2,404
2,162
+8% +29% Total Net Revenue
2,003
1,265
1,313
1,401
1,479
1,676
1,844
1,838
+1% +5% Net Fee Revenue
420 33%
416 32%
409 29%
437 30%
512 31%
586 32%
475 26%
534 27%
539 25%
+10% +39% Net Interest Income
845 67%
897 68%
992 71%
1,042 70%
1,164 69%
1,258 68%
1,363 74%
1,470 73%
1,623 75%
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

R$ millions

	3Q25	2Q25	3Q24	Variation % ΔQoQ	Variation % ΔYoY
Total Revenues					
Interest income incl. loan hedge results	**2,376**	2,042	1,434	+16.4%	+65.8%
Income from securities, derivatives and FX excl. loan hedge results	**900**	851	566	+5.7%	+58.9%
Revenues from services and commissions	**628**	592	602	+6.1%	+4.3%
Other revenues	**72**	81	82	-11.5%	-11.9%
Total gross revenue	**3,977**	**3,567**	**2,684**	+11.5%	+48.2%
Interest expenses	**(1,654)**	(1,424)	(836)	+16.1%	+97.9%
Expenses from services and commissions	**(47)**	(43)	(38)	+8.9%	+24.2%
Cashback expenses	**(75)**	(58)	(104)	+28.5%	-28.0%
Inter Loop	**(39)**	(39)	(30)	+0.8%	+27.6%
Total net revenue	**2,162**	**2,003**	**1,676**	+7.9%	+29.0%

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

13

Financial Performance
inter&co

NIM

Our NIMs sustained their upward trajectory yet another quarter, driven by improvements in our credit origination mix, refined client targeting and pricing, and enhanced capital allocation across both credit and securities.

These efforts enabled us to achieve record levels in both NIM and risk-adjusted NIM, reflecting the consistent execution of our growth strategy. Growth in Risk-adjusted NIM this quarter was slightly tempered compared to previous periods, largely due to a higher number of business days and a decrease in IPCA.

9.3 %
NIM 2.0

5.6%
NIM 2.0 Risk-Adjusted

NIM[1, 2]
In %


Average CDI of the Quarter
13.7%
13.7%
13.3%
12.2%
11.3%
10.5%
10.4%
11.1%
13.0%
14.5%
NIM 2.0
8.15%
7.87%
8.22%
8.24%
8.68%
8.74%
8.84%
9.07%
9.28%
NIM 1.0
7.07%
6.81%
7.09%
7.10%
7.50%
7.55%
7.65%
7.87%
8.08%
NIM 2.0 Risk-Adjusted
4.22%
4.50%
4.81%
4.91%
5.16%
5.30%
5.51%
5.56%
5.62%
NIM 1.0 Risk-Adjusted
3.66%
3.89%
4.15%
4.23%
4.46%
4.58%
4.77%
4.82%
4.89%
Annualized IPCA of the Quarter
8.6%
3.1%
2.5%
4.4%
5.8%
4.3%
3.2%
6.0%
8.4%
3.8%
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

Note: Definitions are in the Appendix section of this Earnings Presentation. **Note 1**: (Net interest income and income from securities, derivatives and foreign exchange * 4) / average of the last two periods of cash and cash equivalents, amounts due from financial institutions net of provisions for expected credit losses (excluding interbank deposits), deposits at Central Bank of Brazil, securities net of provisions for expected credit losses, derivative financial assets and loans and advances to customers, net of provisions for expected credit losses. **Note 2**: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
14

Financial Performance

inter&co

Expenses

Maintaining cost discipline remains a key priority at Inter, as reflected in the controlled 5% QoQ and 16% YoY growth in expenses during 3Q25.

At the same time, we continue to invest strategically in technology, with a focus on process optimization, automation, brand development, and enhancing the client experience.

As our business scales, we are also actively renegotiating contracts with major vendors to further optimize our cost per transaction and drive greater overall efficiency.

5%
QoQ Total Expenses growth

1%
QoQ growth on Adm Expenses

Expenses Breakdown[1]
In R$ millions


3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25
Total: 614 628 628 660 787 841 831 873 913
Depreciation and amortization: 41; 7% 41; 7% 42; 7% 53; 8% 53; 7% 61; 7% 67; 8% 77; 9% 85; 9%
Personnel: 211; 34% 221; 35% 190; 30% 204; 31% 259; 33% 284; 34% 235; 28% 257; 29% 285; 31%
Administrative: 363; 59% 365; 58% 395; 63% 403; 61% 475; 60% 496; 59% 528; 64% 540; 62% 543; 60%
QoQ YoY
+5% +16% Total
+10% +58% Depreciation and amortization
+11% +10% Personnel
+1% +14% Administrative

Note: Definitions are in the Appendix section of this Earnings Presentation. Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses".

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
15

Financial Performance

Efficiency

In 3Q25, we achieved an impressive efficiency ratio of 45.2%, reflecting our commitment to maximizing the gap between net revenue and expenses through continuous operational improvements.

Efficiency Ratio[1]
In %


Inter Pag acquisition
51.7%
51.4%
47.7%
47.6%
50.2%
48.4%
48.3%
47.1%
45.2%
3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25

Revenue vs. Expenses
index in a 100 basis


100
103
111
117
132
146
145
156
170
102
102
107
128
137
135
142
149
3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25
Personnel & Administrative Expenses
Net Revenue (- Tax Expenses, Excluding Tax Expenses Related to IOC)2

R$ millions

	3Q25	2Q25	3Q24	Variation % ΔQoQ	Variation % ΔYoY
Total expenses	(913)	(874)	(787)	+4.5%	+16.0%
Personnel expenses	(285)	(257)	(259)	+11.1%	+10.2%
Depreciation and amortization	(85)	(77)	(53)	+10.3%	+58.4%
Administrative expenses	(543)	(540)	(475)	+0.6%	+14.4%
Total net revenues	1,972	1,826	1,553	+8.0%	+27.0%
Net interest income and income from securities, derivatives and FX	1,623	1,470	1,164	+10.4%	+39.4%
Net result from services and commissions	467	452	430	+3.4%	+8.7%
Other revenues	72	81	82	-11.5%	-11.9%
Tax expenses	(190)	(177)	(124)	+7.6%	+53.9%
Efficiency Ratio Incluiding IOC Taxes Expenses	46.3%	47.8%	50.7%	-1.5 p.p.	-4.4 p.p.
IOC adjusted total net revenues	2,022	1,852	1,568	+9.1%	+28.9%
Total net revenues	1,972	1,826	1,553	+8.0%	+27.0%
(-) Taxes on interest on own capital	(50)	(26)	(15)	+88.3%	+227.8%
Efficiency Ratio	45.2%	47.1%	50.2%	-1.9 p.p.	-5.0 p.p.

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Revenues minus taxes on interest on won capital. **Note 2:** Excluding taxes on interest on won capital.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
16

Financial Performance

inter&co

Net Income

We concluded the third quarter with a record net income of R$336 million, excluding minority interests, and delivered an annualized ROE of 14.2%. These achievements underscore our commitment to driving sustainable growth and profitability while demonstrating the effectiveness of our strategic execution.

R$336 mm
Net Income

14.2%
ROE

Net Income & ROE
In R$ millions & In %


ROE
5.0%
8.2%
9.2%
9.8%
11.3%
12.5%
12.9%
13.9%
14.2%
ROA
0.70%
1.05%
1.19%
1.28%
1.42%
1.50%
1.46%
1.53%
1.52%
Net Income
91
151
183
206
243
275
287
315
336
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25
Net Income Including Minority Interest	104	160	195	223	260	295	307	332	**356**
ROE Including Minority Interest	5.7%	8.5%	9.7%	10.4%	11.9%	13.2%	13.6%	14.5%	**14.8%**

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

17

17.0% 15.2% 14.7% 14.4% 13.3% 1.3% 1.3% 15.7% 14.6% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 10 .0% 12 .0% 14 .0% 16 .0% 18 .0% 3Q24 4Q24 1Q25 2Q25 3Q25 Capital Ratio Basel Ratio One of our key compe]]ve advantages is our robust capital base, which we sustain through an ROE-driven underwri]ng framework focused on maximizing returns on allocated capital. To further op]mize our capital structure, we have concentrated efforts on increasing our capital base at the holding level, where excess capital reached R$ 1.9 billion in 3Q25. At the banking level (Banco Inter S.A.), the Basel ra]o decreased to 14.6%, primarily driven by credit growth in the quarter. Loan Por4olio Growth QoQ RWA Growth QoQ RWA & Basel Ratio In R$ millions & In % Basel Ratio 4 In % Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 2: Excess capital within Conglomerado Prudencial Banco Inter S.A. Note 3: Addi+onal and minimum +er 1 capital requirements. Note 4: Based on the the capital base of September 30th, 2025. 7% 6% 8% 2% 7% 2% 6% 5% 8% 9% 0% 2% 4% 6% 8% 10% 12% 3.5 3.5 2.0 2.0 1.9 5.5 7.4 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter &Co Excess Capital Inter&Co1 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 18 Tier 1 Tier 2 Basel Ratio Tier I Capital In R$ billions 34% Variation % 3Q25 2Q25 3Q24 ∆QoQ ∆YoY Basel Ratio Reference Equity (RE) 6,030 6,035 5,558 -0.1% +8.5% Risk-Weighted Asset (RWA) 41,206 38,407 32,686 +7.3% +26.1% Basel Ratio (RE/RWA) 14.6% 15.7% 17.0% -1.1 p.p. -2.4 p.p. Tier I Capital (TI) 5,497 5,522 5,558 -0.5% -1.1% Risk-Weighted Asset (RWA) 41,206 38,407 32,686 +7.3% +26.1% Tier I Capital Ratio (TI/RWA) 13.3% 14.4% 17.0% -1.0p.p. -3.7p.p.

10.3 11.7 11.9 12.3 12.9 14.1 13.7 14.5 15.6 10.9 12.2 11.3 12.0 12.6 13.7 13.0 13.9 14.2 198 230 234 266 294 337 315 346 383 219 253 257 290 320 364 342 374 412 - 2 0. 0 4 0. 0 6 0. 0 8 0. 0 10 0. 0 12 0. 0 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 Business Verticals Our Ecosystem BANKING & SPENDING SHOPPING INVESTMENTS INSURANCE GLOBALCREDIT LOYALTY Cards + Pix TPV Loan Portfolio AuC Strong AuC growth Active Contracts High margin business Global Clients Brazilian clients as main focus Clients Attractive new revenue stream Banking Debit Credit Pix Total Cards + Pix TPV In R$ billions 7.300,35 Our financial super app offers a seamless and fully integrated digital experience, bringing together a comprehensive range of commercial and financial products tailored to meet the diverse needs of our clients. We are commiied to con]nually enhancing our plaaorm by harnessing innova]on to refine func]onality and deliver a superior customer experience, fostering deeper engagement and las]ng loyalty. Note: Defini+ons are in the Appendix sec+on of this Earnings Release. +29% YoY 10.7mm 4.9mm 15.3mm412bnR$ 43.8bnR$ 1.4bnR$ 170bnR$ Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 19 In 3Q25, we processed R$412 billion in transac=ons across Pix, debit, and credit cards. Pix con=nued to stand out as the leading payment method, contribu=ng R$383 billion to the total transac=on volume for the quarter, underscoring its pivotal role in our payments ecosystem. GMV Strong net revenue

Business Verticals Loyalty Shopping Investments Insurance Global GMV & Net Take Rate In millions & in % Active Clients & AuC In millions & in R$ billions Loyalty Clients In millions Note: Defini+ons are in the Appendix sec+on of this Earnings Release. Note 1: Opera+ons that occur 100% inside our financial super app, from the ini+al entry point to the final outcome. Active Clients AuC Policies Sold 122 170 6.3 8.5 3 0. 5 0. 7 0. 9 0. 1 10 .0 1 30 .0 1 50 .0 1 70 .0 1 90 .0 2 10 .0 2 30 .0 3Q24 3Q25 10.0 15.3 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 14 .0 16 .0 18 .0 2 0. 0 3Q24 3Q25 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update Deposits Clients 20 Clients & Deposits in USD In millions & USD millions Insurance delivered record growth across all metrics, with ac=ve contracts reaching 11 million, an excep=onal growth of 214% compared to the same period in 2024. With the launch of new products and integrated experiences in our Super App, we are uniquely posi=oned to maintain market leadership, combining scale, a comprehensive porOolio, and growing profitability. In 3Q25, the Global Account achieved significant milestones, reaching 4.9 million clients and USD $2.0 billion in AuC. This rapid expansion on our global front reflects our strategic commitment to extending the advantages of our financial super app to an interna=onal audience. In 3Q25, we surpassed 3.7 million ac=ve Shopping clients, genera=ng a GMV of R$1.4 billion. Our Net Take Rate stood at 7.3%, highligh=ng the effec=veness of our strategy to balance growth with profitability. The con=nued success of our financial ecosystem, combined with our strategic ini=a=ve to extend Buy Now, Pay Later (BNPL) services to Shopping clients, resulted in BNPL transac=ons accoun=ng for approximately 9% of on-us e-commerce transac=ons during the quarter. In 3Q25, we exceeded R$170 billion in AuC and added more than 2 million ac=ve clients over the last 12 months, reaching a total of 8.5 million ac=ve investment clients. With 36% of Inter's ac=ve clients engaging in investments through our plaOorm, we have achieved remarkable penetra=on within our customer base, solidifying our posi=on as a key player in the segment. Loop reached over 15.3 million clients in 3Q25, represen=ng a 53% YoY increase in par=cipa=on in our loyalty program. To further elevate customer engagement, we consistently expand the variety of redemp=on op=ons within our ecosystem, enhancing cross- selling opportuni=es across our ver=cals and reinforcing client loyalty. Active Contracts Net Tate Rate GMV 2.4 4.1 0.00 1.00 2. 00 3. 00 4.00 5. 00 6.00 7.00 8.00 9.00 10.00 3.6 4.9 0 .8 1 .3 1 .8 2 .3 2 .8 3 .3 3 .8 4 .3 4 .8 3Q24 3Q25 1,381 1,402 3Q24 3Q25 6.3% 7.3% 0.0% 2. 0% 4.0% 6.0% 8.0% 10.0% Active Contracts & Sales In millions & in thousands 1,308 2,304 - 500 1,000 1,500 2,000 2,5 00 3,000 3,5 00 3Q24 3Q25 171 304 - 5 0. 1 0 .0 1 50 .0 2 0 .0 2 50 .0 3 0 .0 3 50 .0

Appendix
inter&co

Balance Sheet

R$ millions

Balance Sheet	09/30/2025	06/30/2025	09/30/2024	Variation % ΔQoQ	Variation % ΔYoY
Assets					
Cash and equivalents	5,695	4,834	2,274	+17.8%	+150.5%
Amounts due from financial institutions	3,276	4,953	5,225	-33.9%	-37.3%
Compulsory deposits	7,073	6,180	4,185	+14.5%	+69.0%
Securities	27,078	23,860	20,586	+13.5%	+31.5%
Derivative financial instruments	2	1	18	+261.3%	-86.5%
Net loans and advances to customers	41,114	37,780	31,478	+8.8%	+30.6%
Non-current assets held-for-sale	314	261	185	+20.4%	+69.8%
Equity accounted investees	10	10	10	-0.0%	-0.0%
Property and equipment	367	378	360	-2.7%	+2.0%
Intangible assets	2,007	1,971	1,711	+1.8%	+17.3%
Deferred tax assets	1,703	1,719	1,411	-1.0%	+20.6%
Other assets	3,169	2,787	2,483	+13.7%	+27.7%
Total assets	**91,809**	**84,733**	**69,928**	**+8.4%**	**+31.3%**
Liabilities					
Deposits from customers	51,496	46,667	39,130	+10.3%	+31.6%
Deposits from banks	14,253	13,885	10,404	+2.7%	+37.0%
Securities issued	12,242	11,378	9,048	+7.6%	+35.3%
Derivative financial liabilities	23	33	9	-29.3%	+167.4%
Other liabilities	2,342	1,910	1,797	+22.7%	+30.3%
Total Liabilities	**82,000**	**75,345**	**61,061**	**+8.8%**	**+34.3%**
Equity					
Equity attributable to owners of the Company	9,680	9,290	8,707	+4.2%	+11.2%
Non-controlling interest	128	98	160	+30.6%	-19.8%
Total shareholder's equity	**9,808**	**9,388**	**8,867**	**+4.5%**	**+10.6%**
Total liabilities and equity	**91,809**	**84,733**	**69,928**	+8.4%	+31.3%

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
21

Appendix

inter&co

Income Statement

R$ millions

	3Q25	2Q25	3Q24	Variation % ΔQoQ	Variation % ΔYoY
Income Statement					
Interest income	2,226	2,128	1,412	+4.6%	+57.7%
Interest expenses	(1,654)	(1,424)	(836)	+16.1%	+97.9%
Income from securities, derivatives and foreign exchange	1,050	765	588	+37.2%	+78.7%
Net interest income and income from securities, derivatives and foreign exchange	**1,623**	**1,470**	**1,164**	**+10.4%**	**+39.4%**
Revenues from services and commissions	514	495	468	+3.8%	+9.9%
Expenses from services and commissions	(47)	(43)	(38)	+8.9%	+24.2%
Other revenues	72	81	82	-11.5%	-11.9%
Revenue	**2,162**	**2,003**	**1,676**	**+7.9%**	**+29.0%**
Impairment losses on financial assets	(641)	(569)	(471)	+12.6%	+35.9%
Net result of losses	**1,521**	**1,434**	**1,205**	**+6.1%**	**+26.3%**
Administrative expenses	(543)	(540)	(475)	+0.6%	+14.4%
Personnel expenses	(285)	(257)	(259)	+11.1%	+10.2%
Tax expenses	(190)	(177)	(124)	+7.6%	+53.9%
Depreciation and amortization	(85)	(77)	(53)	+10.3%	+58.4%
Profit before income tax	**418**	**384**	**294**	**+9.0%**	**+42.2%**
Income tax and social contribution	(62)	(51)	(34)	+20.6%	+82.4%
Net income from controlling and non-controlling interests	356	332	260	+7.2%	+36.9%
Non-controlling interest	(20)	(17)	(17)	+15.4%	+13.4%
Net income	**336**	**315**	**243**	**+6.7%**	**+38.6%**

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
22

Appendix Non-IFRS measures and KPIs Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non- interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. 23Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update

Appendix

inter&co

Non-IFRS measures and KPIs

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Basel ratio:

$$\frac{\text{Referential equity}}{\text{Risk weighted assets}}$$

Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities}\\ \text{(demand deposits, time deposits, savings deposits, creditors by}\\ \text{resources to release, securities issued, securities sold under agreements to repurchase,}\\ \text{interbank deposits and others)}\end{array}}$$

Cost of funding normalized by business days:

$$\frac{\text{Interest expenses} \times 4 \div \text{business days in the quarter x 63}}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities}\\ \text{(demand deposits, time deposits, savings deposits, creditors by}\\ \text{resources to release, securities issued, securities sold under agreements to repurchase,}\\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Certificates of agricultural}\\ \text{receivables + Certificates of real estate receivables + Debenture (Fair value through other comprehensive income) + Rural}\\ \text{product bill + Debentures (Amortized cost) + Investment fund quotas + Certificates of real estate receivables +}\\ \text{Debentures + Bank deposit certificates + Certificates of agricultural receivables + Agribusiness credit bills}\\ \text{+ Commercial promissory notes + Real estate credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{\text{(Personnel Expense + Administrative Expenses + Depreciation and Amortization)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

24

Appendix

inter&co

Non-IFRS measures and KPIs

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expenses} + \text{Taxes on interest on own capital}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Loan portfolio:
"Loans and Advance to Customers", gross of provision for expected losses

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
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Appendix

inter&co

Non-IFRS measures and KPIs

Net interest income:

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities} + \text{Income from derivatives}$$

Net revenue:

$$\text{Net interest income} + \text{Net fee income}$$

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

Net revenue IOC adjusted:

$$\text{Net interest income} + \text{Net fee income} + \text{Taxes on interest on own Capital}$$

NPL 15 to 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

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Non-IFRS measures and KPIs

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income and income from securities, derivatives and foreign exchange} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for, expected credit losses)} - \text{Interbank deposits} + \text{Credit card transactor portfolio}}$$

Risk-Adjusted NIM 2.0:

$$\frac{(\text{Net interest income and income from securities, derivatives and foreign exchange} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for, expected credit losses)} - \text{Interbank deposits}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Securities:

$$\text{Income from securities and derivatives} - \text{Income from derivatives}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
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Appendix

inter&co

Disclaimer

This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management's good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company's results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter's quarterly earnings release.

Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as "estimate", "project", "predict", "plan", "believe", "can", "expectation", "anticipate", "intend", "aimed", "potential", "may", "will/shall" and similar terms, or the negative of these expressions, may identify forward looking statements.

These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" of Inter&Co Annual Report on Form 20-F.

The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter's internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to-serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+Pix TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve.

A "non-IFRS financial measure" refers to a numerical measure of Inter&Co's historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co's financial statements.

Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co's performance to that of other companies.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 28